UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 333-164885

GIBSON ENERGY ULC

1700, 440-2nd Ave S.W.

Calgary, Alberta T2P 5E9

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

Gibson Energy ULC, or Gibson Energy, and GEP Midstream Finance Corp., or GEP, announced today that they have commenced cash tender offers to purchase any and all of their outstanding 11.75% First Lien Senior Secured Notes due 2014 (the “First Lien Notes”) and 10.00% Senior Notes due 2018 (the “Senior Notes” and, together with the First Lien Notes, the “Notes”) and related consent solicitations to effect certain amendments to the indentures governing the Notes.  The full terms of each of the tender offers and consent solicitations are set forth in respective Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent, each dated May 16, 2011.

The tender offers will expire at midnight, New York City time, on June 13, 2011, unless extended or earlier terminated.

A copy of the press release announcing the commencement of the tender offers and consent solicitations is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this report is neither an offer to purchase any outstanding Notes nor a solicitation of tenders with respect to any Notes, nor a solicitation of consents with respect to any Notes. The tender offers and consent solicitations are being made solely pursuant to the terms and subject to the conditions set forth in the Offers to Purchase and Consent Solicitation Statements and related Letters of Transmittal and Consent.

In addition, on May 13, 2011, Gibson Energy Inc., or GEI, an affiliate of Gibson Energy, filed an amended and restated preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the proposed initial public offering of common shares by the corporation that will result from the amalgamation of Gibson Energy Holding ULC, 1441682 Alberta Ltd. and GEI (the “Initial Public Offering”).

Concurrently with the Initial Public Offering, Gibson Energy intends to enter into a series of transactions to refinance its existing indebtedness.  As part of the debt refinancing, Gibson Energy expects to enter into a new senior secured credit agreement consisting of a senior secured first lien term loan facility in an aggregate principal amount of up to U.S.$700 million, with a term of seven years, and a revolving credit facility of up to U.S.$250 million, with a term of five years.  Following the completion of the initial public offering and the debt refinancing, Gibson Energy expects to have U.S.$700 million of outstanding term loans and expects to have no outstanding revolving loans under the new credit facility.

A copy of the amended and restated preliminary prospectus has been filed on SEDAR and is available for review at www.sedar.com.

This report does not constitute an offer to sell or the solicitation of an offer to buy the securities offered in the Initial Public Offering in the United States, in any province or territory of Canada or in any other jurisdiction. The securities to be offered in the Initial Public Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws and may not be offered or sold in the United States absent registration or absent an applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. There shall be no sale of the securities offered in the Initial Public Offering in any jurisdiction in which an offer to sell, a solicitation of an offer to buy or a sale would be unlawful.  The amended and restated preliminary prospectus has not yet become final for the purpose of a distribution to the public and there shall not be any sale or any acceptance of an offer to buy the securities offered in the Initial Public Offering in any province or territory of Canada prior to the time a receipt for the final prospectus or other authorization is obtained from the securities commission or similar authority in such province or territory.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBSON ENERGY ULC

By:	/s/ A. Stewart Hanlon
Name:	A. Stewart Hanlon
Title:	President and Chief Executive Officer

Date: May 16, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated May 16, 2011